Exhibit 23.4

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the BP p.l.c. Restricted Share Plan II, the BPX Energy Employee Savings Plan, formerly known as the BP Lower 48 Employee Savings Plan, the BP p.l.c. IST Deferred Annual Bonus Plan 2015 and the BP p.l.c. Share Value Plan of BP p.l.c. of our report dated 27 March 2020 (except for Note 7, as to which the date is 22 March 2021), with respect to the consolidated financial statements of Rosneft Oil Company for the year ended 31 December 2019, included in Exhibit 99.1 to the Annual Report on Form 20-F of BP p.l.c. for the year ended 31 December 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLC

Moscow, Russia

22 March 2021